TERM SHEET FOR EQUITY FINANCING OF HANA MAKGEOLLI LLC

This Term Sheet summarizes the principal terms of the offering by Hana Makgeolli LLC, a New York limited liability company (the "Company") of Two Thousand One Hundred and Six (2,106) Membership Units (the "Offered Units"). "Membership Unit" has the meaning set forth in the Amended and Restated Limited Liability Company Agreement of the Company effective as of April 1, 2021 (the "Operating Agreement") a copy of which has been made available to the investor.

Amount to be Raised:

$200,010 for the Offered Units at the price of $100 per Membership Unit. The Company will provide a discount of 15% of the offering price to initial investors who purchase the first 706 units of the Offered Units.

Type of Security:

Membership Units as described in greater detail in the Operating Agreement.

Capitalization:

The Company's capital structure before the sale of the Offered Units, and the capital structure after the sale of the Offered Units, is set forth in Exhibit A attached hereto.

Use of Proceeds:

The proceeds from the offering will be used primarily for (i) completion of construction of the distillery, (ii) manufacture of inventory, (iii) sales, general and administrative expenses, and (iv) general w orking capital purposes.

Voting and Membership Rights:
The holder of the Offered Units will be entitled to vote on all matters to be voted on by the Members as provided in Article Six of the Operating Agreement. All Membership Units have identical voting rights.

Company Management:

The Company is managed broadly under the discretion of a Board of Directors (Article Four of the Operating Agreement) and the day-to-day under the direction of the Managers (Article Five of the Operating Agreement).

Distributions:

See Section 8.1 of the Operating Agreement.

Liquidation Preferences:

See Section 9.4 of the Operating Agreement.

Purchase Agreement:

The sale of Offered Units will be made pursuant to a Membership Unit Purchase Agreement (the "**MUPA**"). The MUPA will contain, among other things, appropriate representations and warranties of the Company and the investor and appropriate conditions to closing which will include, among other things, qualification of the securities to be sold under applicable securities.

Acceptance of Operating Agreement:

Concurrent with the issuance of the Offered Units, the investor shall agree to be bound by the terms of the Operating Agreement.

Take-along/Tag-along Rights:

See Sections 11.3 and 11.4 of the Operating Agreement.

Transfer Restrictions

See Sections 11.1 and 11.2 of the Operating Agreement

Counsel and Expenses:

Company counsel to draft closing documents. Each party to be responsible for their own expenses.

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EXHIBIT A

Pre-Financing

Members	**Membership Units**	**Percentage Interest**
Alice Jun	18,751	62.50%
John Limb	9,375	31.25%
Ohn Choe	626	2.09%
Jiyun Jennifer Yoo	441	1.47%
Douglas Hahn & Melissa Ko	315	1.05%
Charles Merinoff	492	1.64%
Total	30,000	100.00%

Post-Financing

Members	**Membership Units**	**Percentage Interest**
Alice Jun	18,751	58.40%
John Limb	9,375	29.20%
Ohn Choe	626	1.94%
Jiyun Jennifer Yoo	441	1.37%
Douglas Hahn & Melissa Ko	315	0.98%
Charles Merinoff	492	1.53%
Offered Units	2,106	6.55%
Total	32,106	100.00%